Exhibit 99.1

OKYO Pharma Unveils Strong Phase 2 Clinical Trial Results for Urcosimod to Treat Neuropathic Corneal Pain

●	After 12 weeks of treatment, 75% of per-protocol patients receiving 0.05% urcosimod showed greater than 80% reduction in neuropathic corneal pain (NCP), as measured by Visual Analogue Scale (VAS), demonstrating highly effective treatment.
●	Urcosimod (0.05%) demonstrated a marked reduction in pain scores as early as Week 4, with sustained efficacy maintained throughout the trial.
●	A statistically significant reduction in mean pain scores was observed from Visit 1 to the end of treatment Visit 4 (p-value = 0.025) in the per-protocol 0.05% urcosimod group, indicating the drug’s effectiveness over the study period.
●	Notably, all these responders entered the study with moderate to severe NCP pain scores despite prior use of maximum medical therapy.
●	No serious adverse events were reported among the 18 patients throughout the trial.
●	Following completion of full data analysis, OKYO plans a meeting with FDA to discuss next steps for urcosimod which has already received Fast Track designation for treating NCP.

London and New York, NY, July 16, 2025. OKYO Pharma Limited (NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing urcosimod to treat neuropathic corneal pain (NCP), an ocular condition associated with chronic and often severe nerve-related pain but without an FDA-approved therapy, is pleased to announce positive top-line data from the recently closed 18-patient Phase 2 trial of urcosimod (formerly called OK-101) to treat NCP. OKYO is the first company to conduct a clinical study to treat NCP disease, a major unmet medical need.

This randomized, double-masked, placebo-controlled, Phase 2 Proof-of-Concept trial of urcosimod to treat NCP was conducted at a single trial site at Tufts Medical Center in Boston, MA, with Pedram Hamrah, M.D., a leading expert in NCP, as Principal Investigator.

Top Line Data

Note: Primary Endpoint of Phase 2 trial was change in mean pain scores from baseline (Visit 1, Day 0) to end of treatment (Visit 4, Day 84), as measured by a VAS scale of 0-10.

For the per-protocol population, change in mean pain score was 5.5 in the 0.05% urcosimod group and 2.75 in the placebo group, reflecting a 2.75 delta difference between drug and placebo following the 12-week treatment period. Notably, 75% of patients treated with 0.05% urcosimod in this group achieved greater than 80% improvement in pain severity based on VAS scores. Urcosimod (0.05%) demonstrated a marked reduction in pain scores as early as Week 4, with a mean change of 5.25 compared to 3.0 in placebo group. Moreover, for the 0.05% urcosimod group a statistically significant reduction in mean pain scores was observed from Visit 1 to the end of treatment Visit 4 (p-value = 0.025). The placebo group also showed a statistically significant improvement from baseline (Visit 1) to the final visit (Visit 4), with a p-value = 0.035. However, mean improvement seen in the placebo group was only half what was seen for the 0.05% urcosimod group (2.75 vs 5.5). Although the placebo group showed a statistically significant reduction from Visit 1 to Visit 4 (end of treatment), 75% of those patients had mild NCP pain scores at baseline. In contrast, all the patients in the 0.05% urcosimod group had moderate to severe NCP pain scores, indicating a more challenging baseline condition.

In the intent-to-treat population, 67% of patients in the 0.05% urcosimod group demonstrated greater than 50% improvement in pain, as measured by VAS scores, compared to 33% in the placebo group. The mean reduction in pain severity from baseline (Visit 1) to end of treatment (Visit 4), measured by VAS, was 4.2 in the 0.05% urcosimod group and 2.5 in the placebo group.

The drug-effect size of 0.05% urcosimod when compared to placebo at week 12, using Cohen-d demonstrated a strong treatment effect (Cohen-d value > 1.2). Cohen-d is a standard statistical measure used to assess and compare the effect size of the trial drug relative to the placebo.

“I have been dedicated to the pursuit of a drug to treat NCP for a considerable period of time, and these top-line results, along with the findings of our previous in-house animal model study of urcosimod to treat NCP, are very exciting and extremely encouraging,” said Dr. Hamrah, Vice Chair of Research and Academic Programs for the Department of Ophthalmology at Tufts Medical Center and Principal Investigator of the phase 2 trial of urcosimod. “I find it particularly encouraging that the drug showed a dramatic reduction in VAS pain scores in patients who have particularly high VAS pain scores, indicating a more severe form of the disease.”

“We are thrilled with these initial top-line results in patients treated with urcosimod from this first in-human phase 2 trial,” said Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO Pharma. “In particular, the results strengthen our conviction that this drug may be particularly effective at showing a significant reduction in pain in patients with a greater degree of neuropathic pain. Throughout the trial we were also pleased by the feedback from patients and are excited about the opportunity to provide relief to NCP patients currently living day-to-day with the life-altering effects of this relentless neuropathic pain. I want to thank Dr Pedram Hamrah, one of the world’s foremost experts on NCP, and our patients and study site team for their participation and commitment to this important trial of urcosimod to treat NCP.”

“I am very proud that OKYO Pharma is pioneering the development of the first topical drug with the potential to treat Neuropathic Corneal Pain, a debilitating disease, which currently has no FDA approved therapy,’’ said Mr. Gabriele Cerrone, Founder and Chairman of OKYO Pharma. “Our goal now is to bring this drug to the market as quickly as possible to help patients suffering from this terrible disease.”

Significant interest in urcosimod has been brought to OKYO’s attention by sufferers of NCP during this phase 2 trial, and OKYO will be pushing to accelerate clinical development of urcosimod with further trials in the near future. In addition, several patients from the just completed trial have also requested availability of the drug through FDA’s “Expanded Access” program (also referred to as “Compassionate Use”) which the Company is planning to arrange, contingent on necessary FDA approvals, for those present patients and future patients who have specifically completed clinical trials on urcosimod.

In line with earlier findings from a previously conducted Phase 2 trial to evaluate urcosimod to treat dry eye disease, results from the 0.1% drug treatment group in this trial also showed less efficacy than the 0.05% drug treatment group. OKYO is continuing to evaluate additional data and plans to present a larger data set from the study after ongoing analyses of the data have been completed.

About NCP

Neuropathic corneal pain is a condition that causes severe pain and sensitivity of the eyes, face, or head. The exact cause of neuropathic corneal pain is unknown but is thought to result from nerve damage to the cornea combined with inflammation. Neuropathic corneal pain, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. Notably, there is no FDA approved drug to treat this debilitating condition.

About the Urcosimod Phase 2 Trial in NCP Patients

The randomized, double-masked, placebo-controlled, Phase 2 trial of urcosimod to treat NCP was conducted at a single trial site at Tufts Medical Center in Boston, MA, and was planned to enroll 48 patients. In April 2025, OKYO Pharma announced the decision to close the trial early, with 17 patients having completed the study, based on OKYO’s strong desire to unmask the clinical data for an early read-out on a drug effect. Patients participating in the trial had all been suffering from long-term chronic NCP and had previously been treated with multiple therapies with very limited or no response.

The Phase 2 study was designed as a double-masked, randomized, 12-week placebo-controlled trial in NCP patients.

About Urcosimod (Formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating ocular diseases. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to potentially enhance the efficacy of urcosimod within the ocular environment. Urcosimod showed clear statistical significance in multiple endpoints in a 240-patient completed Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and just completed a randomized, placebo-controlled, double-masked Phase 2 trial of urcosimod to treat neuropathic corneal pain.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain and dry eye disease, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and dry eye disease. A Phase 2 trial of urcosimod to treat neuropathic corneal pain patients was just completed by OKYO.

For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These and additional risks and uncertainties are described more fully in the company’s filings with the SEC, including those factors identified as “Risk Factors” in our most recent Annual Report on Form 20-F, for the fiscal year ended March 31, 2024. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these

Inquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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